# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RiverNorth Capital & Income Fund, Inc., CIK 0001644771
CUSIP: 76882B108
Title of class of securities: Common
Address of issuer's principal executive offices: 360 S. ROSEMARY AVE, SUITE 1420, WEST PALM BEACH, Florida (FL), 33401
Date of event which requires filing of this statement: 06/27/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001103646

## Reporting persons
- CSS LLC/IL: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); sole voting power 211,569; shared voting power 0; sole dispositive power 211,569; shared dispositive power 0; aggregate amount beneficially owned 211,569 (6.309% of the class)

## Item 1. Issuer
Name of issuer: RiverNorth Capital & Income Fund, Inc.
Address of issuer's principal executive offices: 360 S ROSEMARY AVE, SUITE 1420, WEST PALM BEACH, FLORIDA 33401

## Item 2. Person Filing
Name of person filing: CSS LLC/IL
Address of principal business office or, if none, residence:
1 NORTH WACKER DRIVE
SUITE 3075
CHICAGO, Illinois
60606
Citizenship: Illinois

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 211,569
Percent of class: 6.309
Sole power to vote or to direct the vote: CSS LLC/IL - 211,569
Shared power to vote or to direct the vote: CSS LLC/IL - 0
Sole power to dispose or to direct the disposition: CSS LLC/IL - 211,569
Shared power to dispose or to direct the disposition: CSS LLC/IL - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Number of Shares Owned includes 170,382 shares and 41,187 shares related to Rights held (123,572 Rights - .333 right/share that expire on 7/7/2025 - 41,187). The Number of outstanding shares is 3,312,425 as reported by company plus the number of shares from the exercise of Rights 41,187, if Rights are exercised on expiration date - 3,353,612.

## Signatures
- CSS LLC/IL: Mitchell R. Bialek, Mitchell R. Bialek / CCO (07/02/2025)